Exhibit 97

EXECUTIVE COMPENSATION RECOVERY POLICY

MAG Silver Corp. (the “Company”) has adopted this Policy in accordance with New York Stock Exchange (“NYSE”) listing requirements.

A.	APPLICATION OF POLICY

This Policy applies in the event of any accounting restatement (“Restatement”) due to the Company’s material non-compliance with financial reporting requirements under applicable federal securities laws, in accordance with Rule 10D-1 of the Securities Exchange Act of 1934 (“Rule 10D”). This Policy shall apply to Incentive-Based Compensation (as defined below) received on or after October 2, 2023 (the “Effective Date”).

B.	EXECUTIVE OFFICERS SUBJECT TO THE POLICY

The executives of the Company who serve or served as an “executive officer” (as defined under Rule 10D) of the Company (the “Executive Officers”) are covered by this Policy. This includes the Company’s current or former Chief Executive Officer; President; Chief Financial Officer; any other C-Suite executives of the Company; any Vice-President of the Company in charge of a principal business unit, division or function; and any other current or former officer or person who performs or performed a significant policy-making function for the Company, including executive officers of Company’s subsidiaries, if they perform such policy-making functions, as determined by the Company’s Compensation & Human Resources Committee (the “CHR Committee”) and Board of Directors (the “Board”). All of these Executive Officers are subject to this Policy, even if an Executive Officer had no responsibility for the financial statement errors which required restatement. The CHR Committee and Board will confirm on an annual basis who is considered an Executive Officer for purposes of this Policy.

C.	COMPENSATION SUBJECT TO AND CLAWBACK PERIOD OF THE POLICY

This Policy covers all incentive-based compensation (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure” (“Incentive-Based Compensation”). This Policy applies to any Incentive-Based Compensation “received” by an Executive Officer during the period (the “Clawback Period”) consisting of any of the three completed fiscal years immediately preceding:

●	the date that the Company’s Board (or Audit Committee) concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or

●	the date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial information (including non-GAAP measures, stock price and total shareholder return). For purposes of this Policy, Incentive-Based Compensation is deemed “received” in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained (the “Performance Period”), even if the payment or grant occurs after the end of that fiscal period. For the avoidance of doubt, the Clawback Period with respect to an Executive Officer applies to Incentive-Based Compensation received by the Executive Officer (a) after beginning services as an Executive Officer (including compensation derived from an award authorized before the individual is newly hired as an Executive Officer, e.g. inducement grants) and (b) if that person served as an Executive Officer at any time during the Performance Period for such Incentive-Based Compensation.

For the avoidance of doubt, Incentive-Based Compensation does not include (i) base annual salary, (ii) compensation which is awarded based solely on service to the Company (e.g. a time-vested award, including time-vesting stock options or restricted share units), or (iii) compensation which is awarded based solely on subjective standards, strategic measures (e.g. completion of a merger) or operational measures (e.g. attainment of a certain market share).

D.	AMOUNT REQUIRED TO BE REPAID PURSUANT TO THIS POLICY

The amount of Incentive-Based Compensation that must be repaid by the Executive Officer (subject to the few limitations discussed below) is the amount of Incentive-Based Compensation received by the Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement (the “Recoverable Amount”). Applying this definition, after a Restatement, the Company will recalculate the applicable financial reporting measure and the Recoverable Amount in accordance with SEC and NYSE rules. The Company will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, the Executive Officer received a greater amount of Incentive-Based Compensation than would have been received applying the recalculated financial measure. Where Incentive-Based Compensation is based only in part on the achievement of a financial reporting measure performance goal, the Company will determine the portion of the original Incentive-Based Compensation based on or derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. The Recoverable Amounts will be calculated on a pre-tax basis to ensure that the Company recovers the full amount of Incentive-Based Compensation that was erroneously awarded. Documentation of the Company’s calculation of the Recoverable Amount shall be maintained, and may be provided to NYSE as required by the NYSE rules.

If equity compensation is recoverable due to being granted to the Executive Officer (when the accounting results were the reason the equity compensation was granted) or vested by the Executive Officer (when the accounting results were the reason the equity compensation was vested), in each case in the Clawback Period, the Company will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows:

●	if the equity award is still outstanding, the Executive Officer will forfeit the excess portion of the award;

●

if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Executive Officer still holds the Underlying Shares, the Company will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and

●

if the Underlying Shares have been sold by the Executive Officer, the Company will recover the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).

The Board (or its applicable committee) will take such action as it deems appropriate, in its sole and absolute discretion, reasonably promptly to recover the Recoverable Amount, unless a majority of the independent members of the Board (or, if composed of independent directors, the CHR Committee) determines that it would be impracticable to recover such amount because (1) the Company has made a reasonable and documented attempt to recover the Recoverable Amount and has determined that the direct costs of enforcing recovery would exceed the Recoverable Amount, or (2) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder, or (3) if the recovery of the incentive-based compensation would, based on an opinion of counsel, violate the home-country laws of the Company. To the extent the Recoverable Amount represents an award which has previously been deferred, such deferred compensation award shall be forfeited. Without otherwise limiting the Company’s authority to recover the Recoverable Amount hereunder, the Company shall have the authority to unilaterally forfeit an Executive Officer’s deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code.

E.	ADDITIONAL CLAWBACK REQUIRED BY SECTION 304 OF THE SARBANES-OXLEY ACT OF 2002

In addition to the provisions described above, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, then, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, the Chief Executive Officer and Chief Financial Officer (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse the Company for:

●

any bonus or other incentive-based or equity-based compensation received from the Company during the 12-month period following the first public issuance or filing with the SEC (whichever first occurs) of such financial document; and

●	any profits realized from the sale of securities of the Company during that 12-month period.

F.	CREDITING OF RECOVERY AMOUNTS

To the extent that subsections A, B, C and D of this Policy (the “Rule 10D-1 Clawback Requirements”) would provide for recovery of Incentive-Based Compensation recoverable by the Company pursuant to Section 304 of the Sarbanes-Oxley Act, in accordance with subsection E of this Policy (the “Sarbanes-Oxley Clawback Requirements”), and/or any other recovery obligations (including pursuant to employment agreements, or plan awards), the amount such Executive Officer has already reimbursed the Company shall be credited to the required recovery under the Rule 10D-1 Clawback Requirements. Recovery pursuant to the Rule 10D-1 Clawback Requirements does not preclude recovery under the Sarbanes-Oxley Clawback Requirements, to the extent any applicable amounts have not been reimbursed to the Company.

G.	GENERAL PROVISIONS

The Company will not indemnify or provide insurance to cover any repayment of Incentive-Based Compensation in accordance with this Policy.

The provisions of this Policy apply to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any other statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy).

All determinations and decisions made by the Board (or any committee thereof) pursuant to the provisions of this Policy shall be final, conclusive and binding on the Company, its subsidiaries and the persons to whom this Policy applies.

The CHR Committee shall review this Policy at least annually, or otherwise as it deems appropriate, and propose recommended changes to the Governance and Nomination Committee, who shall then recommend approval of the changes to the Board. Changes to this Policy will be communicated to all persons to whom this Policy applies.

Questions about the interpretation of this Policy, please contact the Chief Financial Officer of the Company.

Adopted by the Board on November 9, 2023.

Last reviewed and approved by the Board on March 8, 2024.

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